

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

David DiDomenico
Chief Executive Officer and President
Osprey Technology Acquisition Corp.
1845 Walnut Street, Suite 1111
Philadelphia, PA 19103

Re: Osprey Technology Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 28, 2021
File No. 333-256103

Dear Mr. DiDomenico:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-4 Filed June 28, 2021

Risk Factors, page 34

1. We note your updated disclosure on page 155 regarding the pending lawsuit and demands, as well as the generic discussion under "We may become involved in litigation that may materially adversely affect us" at page 76. Please include a risk factor addressing any material risks associated with the merger-related litigation.

Recommendation of the BlackSky Board of Directors and Reasons for the Merger, page 250

2. You state that "The BlackSky board of directors considered that the Key Stockholders entered into the Stockholder Support Agreements with Osprey, Merger Sub and BlackSky." You disclose at page 5 that BlackSky's directors and executive officers "collectively beneficially owned ... approximately 37.48% of BlackSky common

stock outstanding." In new disclosure at page 14, you state that the Key Stockholders "are expected to beneficially own and be entitled to vote 501,389,456 shares of BlackSky common stock, which represent ... approximately 76.52% of BlackSky common stock outstanding on the date of the Stockholder Support Agreements," the form of which you provide as Annex H. That form agreement identifies its purpose as inducing Osprey "to enter into the Merger Agreement and cause the Transactions to be consummated."

Please expand your disclosure to identify any members of BlackSky management who also are among the "Key Stockholders" and to list all holders who beneficially own 10% or more of outstanding BlackSky common stock. Also ensure that the tabular disclosure at page 174 includes all corresponding entries for the number of shares and percentage held in each case.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brian McAllister, Staff Accountant, at 202-551-3341 or Craig Arakawa, Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attomey-Advisor, at 202-551-3844 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: C. Michael Chitwood, Esq., of Skadden, Arps et al